Form 51-101F2

Report on Reserves Data
by Independent Qualified Reserves Evaluator or Auditor

Report on Reserves Data

To the Board of Directors of TAG Oil Ltd. (the "Company"):

1. We have evaluated the Company's Reserves Data as at March 31, 2007. The reserves data consist of the following:

   (a) (i) proved, proved plus probable, and proved plus probable plus possible oil and solution gas reserves estimated as at March 31, 2007 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and solution gas reserves quantities were estimated as at March 31, 2007 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The Reserves Data are the responsibility of the Company's management. Our responsibility is to express an opinion on the Reserves Data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook"), prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue attributed to proved plus probable reserves, estimated using forecast prices and costs on a before tax basis and calculated using a discount rate of 10%, included in the reserves data of the Company evaluated by us as of March 31, 2007, and identifies the respective portions thereof that we have audited, evaluated and reviewed and reported on to the Company's management and Board of Directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country)	Net Present Value of Future Net Revenue (10% Discount Rate)			
			Audited (M$US)	Evaluated (M$US)	Reviewed (M$US)	Total (M$US)
Sproule	Evaluation of the P&NG Reserves of TAG OIL LTD as of March 31, 2007, prepared May to June 2007	New Zealand		17,677		17,677
Total			**Nil**	**17,677**	**Nil**	**17,677**

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are presented in accordance with the COGE Handbook.

6. We have no responsibility to update the report referred to in paragraph 4 for events and circumstances occurring after its preparation date.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above:

Sproule International Limited
Calgary, Alberta
June 15, 2007

Jeff Duer, P.Eng.
Reservoir Engineer

for Douglas J. Carsted, P.Geol.
Vice-President, Geoscience

Barrie F. Jose, P.Geoph.
Manager, Geoscience

for John L. Chipperfield, P.Geol.
Senior Vice-President

Table 1
NI 51-101
Summary of Oil and Gas Reserves
as of March 31, 2007
Forecast Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids	
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved										
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	450	398	0	0	326	287	0	0	0	0
Total Proved	**450**	**398**	**0**	**0**	**326**	**287**	**0**	**0**	**0**	**0**
Probable	345	294	0	0	308	264	0	0	0	0
Total Proved Plus Probable	**795**	**692**	**0**	**0**	**634**	**551**	**0**	**0**	**0**	**0**
Possible	314	265	0	0	320	271	0	0	0	0
Total Proved Plus Probable Plus Possible	**1,110**	**957**	**0**	**0**	**954**	**822**	**0**	**0**	**0**	**0**

Reference: Item 2.2(1) of Form 51-101F1

Table 2
NI 51-101
Summary of Net Present Values of Future Net Revenue as of March 31, 2007
Forecast Prices and Costs

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)	0 (M$)	5 (M$)	10 (M$)	15 (M$)	20 (M$)
Proved										
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	11,908	10,312	8,956	7,795	6,795	11,908	10,312	8,956	7,795	6,795
Total Proved	**11,908**	**10,312**	**8,956**	**7,795**	**6,795**	**11,908**	**10,312**	**8,956**	**7,795**	**6,795**
Probable	12,820	10,511	8,721	7,321	6,212	12,820	10,511	8,721	7,321	6,212
Total Proved + Probable	**24,728**	**20,823**	**17,677**	**15,116**	**13,007**	**24,728**	**20,823**	**17,677**	**15,116**	**13,007**
Possible	12,873	9,388	7,025	5,391	4,236	12,873	9,388	7,025	5,391	4,236
Total Proved + Probable + Possible	**37,601**	**30,211**	**24,702**	**20,508**	**17,243**	**37,601**	**30,211**	**24,702**	**20,508**	**17,243**

Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR include all resource income:
  - Sale of oil, gas, by-product reserves
  - Processing third party reserves
  - Other income
- Income Taxes
  - Includes all resource income
  - Apply appropriate income tax calculations
  - Include prior tax pools

Table 3
NI 51-101
Total Future Net Revenue
Undiscounted
as of March 31, 2007
Forecast Prices and Costs

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment / Other Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved	30,900	3,584	6,436	8,330	642	11,908	0	11,908
Proved Plus Probable	53,978	6,947	11,746	9,689	868	24,728	0	24,728
Proved + Prob. + Poss.	75,627	10,235	17,143	9,689	959	37,601	0	37,601

Reference Item 2.2(3)(b) of Form 51-101F1

Table 4
NI 51-101
Net Present Value of Future Net Revenue by Production Group as of March 31, 2007
Forecast Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	8,956
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	17,677
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus Probable Plus Possible	Light and Medium Crude Oil (including solution gas and associated by-products)	24,702
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

Table 5
NI 51-101
Summary of Pricing and Inflation Rates Assumptions as of March 31, 2007

Forecast Prices and Costs

Year	WTI Cushing Oklahoma ($US/bbl)	Cheal Natural Gas ($US/Mcf)	Inflation Rate[1] (%/Yr)
Historical			
2000	30.30		1.5
2001	25.94		2.0
2002	26.09		2.7
2003	31.14		2.5
2004	41.42		1.3
2005	56.46		1.6
2006	66.09		2.0
Forecast			
2007	63.55	2.81	5.0
2008	66.52	2.87	4.0
2009	63.53	2.92	3.0
2010	58.37	2.98	2.0
2011	55.20	3.04	2.0
2012	56.31	3.10	2.0
2013	57.43	3.16	2.0
2014	58.58	3.23	2.0
2015	59.75	3.29	2.0
2016	60.95	3.36	2.0
2017	62.17	3.43	2.0
Escalation rate of 2.0% thereafter			

(1) Inflation rates for forecasting prices and costs.

Notes:

This summary table identifies benchmark reference oil pricing schedules that might apply to a *reporting issuer*.
Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.

Table 6
NI 51-101
Summary of Oil and Gas Reserves
as of March 31, 2007
Constant Prices and Costs

Reserves

	Light and Medium Oil		Heavy Oil		Natural Gas (non-associated & associated)		Coalbed Methane		Natural Gas Liquids	
Reserve Category	Gross (Mbbl)	Net (Mbbl)	Gross (Mbbl)	Net (Mbbl)	Gross (MMcf)	Net (MMcf)	Gross (MMcf)	Net (MMcf)	Gross (Mbbl)	Net (Mbbl)
Proved										
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	450	396	0	0	326	285	0	0	0	0
Total Proved	**450**	**396**	**0**	**0**	**326**	**285**	**0**	**0**	**0**	**0**
Probable	345	291	0	0	308	261	0	0	0	0
Total Proved Plus Probable	**795**	**687**	**0**	**0**	**634**	**546**	**0**	**0**	**0**	**0**
Possible	314	262	0	0	320	268	0	0	0	0
Total Proved Plus Probable Plus Possible	**1,110**	**949**	**0**	**0**	**954**	**814**	**0**	**0**	**0**	**0**

Reference: Item 2.2(1) of Form 51-101F1

Table 7
NI 51-101
Summary of Net Present Values of Future Net Revenue as of March 31, 2007 Constant Prices and Costs

	Net Present Values of Future Net Revenue									
	Before Income Taxes Discounted at (%/Year)					After Income Taxes Discounted at (%/Year)				
Reserves Category	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**	**0 (M$)**	**5 (M$)**	**10 (M$)**	**15 (M$)**	**20 (M$)**
Proved										
Developed Producing	0	0	0	0	0	0	0	0	0	0
Developed Non-Producing	0	0	0	0	0	0	0	0	0	0
Undeveloped	13,661	11,738	10,136	8,788	7,641	13,661	11,738	10,136	8,788	7,641
Total Proved	**13,661**	**11,738**	**10,136**	**8,788**	**7,641**	**13,661**	**11,738**	**10,136**	**8,788**	**7,641**
Probable	15,149	12,203	9,996	8,310	6,999	15,149	12,203	9,996	8,310	6,999
Total Proved + Probable	**28,810**	**23,941**	**20,132**	**17,098**	**14,640**	**28,810**	**23,941**	**20,132**	**17,098**	**14,640**
Possible	14,969	10,696	7,908	6,026	4,715	14,969	10,696	7,908	6,026	4,715
Total Proved + Probable + Possible	**43,779**	**34,637**	**28,040**	**23,124**	**19,355**	**43,779**	**34,637**	**28,040**	**23,124**	**19,355**

Reference Item 2.2(2) of Form 51-101F1

Notes:

- NPV of FNR includeS all resource income:
    - Sale of oil, gas, by-product reserves
    - Processing third party reserves
    - Other income

- Income Taxes
    - Includes all resource income
    - Apply appropriate income tax calculations
    - Include prior tax pools

Table 8
NI 51-101
Total Future Net Revenue
Undiscounted
as of March 31, 2007
Constant Prices and Costs

Reserves Category	Revenue (M$)	Royalties (M$)	Operating Costs (M$)	Development Costs (M$)	Well Abandonment / Other Costs (M$)	Future Net Revenue Before Income Taxes (M$)	Income Taxes (M$)	Future Net Revenue After Income Taxes (M$)
Proved	32,235	3,931	5,853	8,264	527	13,661	0	13,661
Proved Plus Probable	57,047	7,783	10,205	9,589	659	28,810	0	28,810
Proved + Prob. + Poss.	79,728	11,512	14,190	9,589	659	43,779	0	43,779

Reference Item 2.2(3)(b) of Form 51-101F1

Table 9
NI 51-101
Net Present Value of Future Net Revenue
by Production Group
as of March 31, 2007
Constant Prices and Costs

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (Discounted at 10%/Year) (M$)
Proved	Light and Medium Crude Oil (including solution gas and associated by-products)	10,136
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus Probable	Light and Medium Crude Oil (including solution gas and associated by-products)	20,132
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0
Proved Plus Probable Plus Possible	Light and Medium Crude Oil (including solution gas and associated by-products)	28,040
	Heavy Oil (including solution gas and associated by-products)	0
	Natural Gas (including associated by-products)	0
	Coalbed Methane (including associated by-products)	0

Reference Item 2.1(3)(c) of Form 51-101F1

Table 10
NI 51-101
Summary of Pricing Assumptions
as of March 31, 2007
Constant Prices and Costs

Year	Oil	Natural Gas
	WTI Cushing Oklahoma ($US/bbl)	Cheal ($US/Mcf)
Historical		
Dec. 31, 2001	26.83	
Dec. 31, 2002	19.78	
Dec. 31, 2003	31.23	
Dec. 31, 2004	32.56	
Dec. 31, 2005	44.04	
Dec. 31, 2006	61.05	2.90
Forecast		
March. 31, 2007	65.89	2.81

Notes:
This summary table identifies benchmark reference oil pricing schedules that might apply to a *reporting issuer*.
Product sale prices will reflect these reference prices with further adjustments for quality and transportation to point of sale.